03011752

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39071

RECEIVED MAR - 3 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CHELA TECHNOLOGY PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST 59TH STREET, 24TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK J. MARRON (914) 632-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID M. BRICKMAN
(Name – *if individual, state last, first, middle name*)

6 EAST 43RD STREET, 19TH FL (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, GILLES GADE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHELA TECHNOLOGY PARTNERS, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA LUPIA
Notary Public, State of New York
No.01LU6069971
Qualified in Kings County
Commission Expires Feb. 19, 2006

Laura Lupia
Notary Public

Signature

Partner
Title

This report contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CASH FLOWS	4
STATEMENT OF CHANGES IN MEMBERS' EQUITY	5
NOTES TO FINANCIAL STATEMENTS	6 - 7
SUPPLEMENTARY INFORMATION	
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1	8
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3	9
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3	10
AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d) (4)	11

DAVID M. BRICKMAN
CERTIFIED PUBLIC ACCOUNTANT

6 EAST 43RD STREET
NEW YORK, NEW YORK 10017

(212) 687-7215
FAX: (212) 370-4024

INDEPENDENT AUDITOR'S REPORT

To the Members of
Chela Technology Partners, LLC

We have audited the accompanying statement of financial condition of Chela Technology Partners, LLC as of December 31, 2002, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chela Technology Partners, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9, 10, 11, and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, NY
February 27, 2003

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 43,432
Investment securities owned, at market value	78,772
Furniture, fixtures, equipment, and leasehold improvements, at cost, less accumulated depreciation of $27,258 and accumulated amortization of $15,989	62,310
Prepaid expenses	13,090
Rent security deposit	29,410
Goodwill	25,000
	$ 252,014

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Bank overdraft	$ 8,203
Accounts payable and accrued expenses	49,614
	57,817
MEMBERS' EQUITY	194,197
	$ 252,014

The accompanying notes are an integral part of these financial statements.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

REVENUES	
Advisory fees	$ 1,014,986
Management fees	34,000
Expense reimbursements	54,209
Interest and dividends	11,649
Realized gains on investment securities	7,059
Unrealized gains on investment securities	1,925
Total Revenues	1,123,828
EXPENSES	
Amortization	13,705
Bank charges	258
Bond premium amortization	739
Broker training	140
Charity	800
Computer research	63,081
Consulting expenses	21,850
Conferences	4,015
Depreciation	10,001
Dues and subscriptions	3,197
Employee benefits	75,800
Insurance	40,655
Interest expense	170
Legal and professional fees	27,559
Meals and entertainment	13,532
NYS filing fee	325
Office rent expense	130,313
Office expenses	19,931
Payroll taxes	14,278
Payroll service	1,315
Postage and delivery	3,082
Printing	2,811
Registration fees	300
Regulatory fees	2,150
Salaries and wages	192,577
Telephone	24,391
Travel and transportation	62,276
Total Expenses	729,251
Net Income before income taxes	394,577
Less: Provision for NYC Unincorporated Business Tax	15,000
NET INCOME	$ 379,577

The accompanying notes are an integral part of these financial statements.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 379,577
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	23,706
Premium amortization	739
Unrealized gains	(1,925)
(Increase) Decrease in:	
Interest receivable	3,117
Other receivable	533
Prepaid expenses	(13,090)
Increase in:	
Bank overdraft	8,203
Accounts payable and accrued expenses	23,115
NET CASH PROVIDED BY OPERATING ACTIVITIES	423,975
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in:	
Sale of securities	151,728
NET CASH PROVIDED BY INVESTING ACTIVITIES	151,728
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' capital withdrawals	(589,693)
NET CASH USED BY FINANCING ACTIVITIES	(589,693)
DECREASE IN CASH	13,990
CASH AT JANUARY 1, 2002	57,422
CASH AT DECEMBER 31, 2002	$ 43,432

SUPPLEMENTAL CASH FLOW DISCLOSURES	
Income tax payments	$ 15,000
Interest payments	170

The accompanying notes are an integral part of these financial statements.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

BALANCE, BEGINNING OF YEAR	$ 404,313
NET INCOME	379,577
DISTRIBUTIONS TO MEMBERS	(589,693)
BALANCE, END OF YEAR	$ 194,197

The accompanying notes are an integral part of these financial statements.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - NATURE OF BUSINESS

Chela Technology Partners, LLC (a limited liability company) was organized in the State of New York on August 16, 1999 and began operations on September 1, 1999. The Company provides investment banking services to the technology and emerging telecommunications sectors including mergers and acquisitions advice, corporate restructurings and recapitalizations, and capital raising. On September 1, 2001, Chela Technology Partners, LLC (the "Company") acquired 100% of the common stock of Camargue Corporation a broker-dealer which merged into the Company. As a result of the merger, the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all short-term, highly liquid instruments that are readily convertible to known amounts of cash and has an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ.

Property and Equipment

Depreciation and amortization is computed on a straight-line basis using estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the remaining term of lease or the useful life of the improvement utilizing the straight-line method.

Advisory Fees

The Company receives non-refundable monthly retainers from various clients as compensation for services rendered. In addition, upon the closing of a transaction, the Company receives as compensation a success fee usually determined as a percentage of the transaction amount.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

NOTES TO FINANCIAL STATEMENTS (continue)

DECEMBER 31, 2002

NOTE 3 – INVESTMENT SECURITIES

Investment securities owned consist of the following:

U.S. government agency obligations	$ 78,772

NOTE 4 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2002 are as follows:

2003	$ 117,640
2004	78,427

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2002, the Company's net capital computed in accordance with this rule was $62,337 as compared to a minimum requirement of $5,000; the ratio of aggregate indebtedness to net capital was .93 to 1.

NOTE 6 – RELATED PARTY TRANSACTIONS

During 2002, the Company paid a total of $20,500 to one of its members for research services rendered.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2002

NET CAPITAL	
Members' Equity	$ 194,197
Less: Non-allowable assets	
Prepaid expenses	13,090
Rent security deposit	29,410
Goodwill	25,000
Fixed assets	62,310
Total Non-allowable assets	129,810
Net capital before securities haircuts	64,387
Haircuts	(2,050)
NET CAPITAL	62,337
MINIMUM NET CAPITAL REQUIRED	
$5,000 or 6-2/3% of aggregate indebtedness of $57,817, whichever is greater	5,000
EXCESS NET CAPITAL	$ 57,337

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable to Chela Technology Partners, LLC at December 31, 2002.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

There are no items to report which would be a violation of Rule 15c3-3 requirement to reduce securities to possession or control. The reporting broker-dealer is exempt under (k)(2)(i) from Rule 15c3-3 in that it does not hold funds or securities for, or owe money or securities to customers.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2002

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 or the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 as reported in the accompanying auditor's report and as reported by Chela Technology Partners, LLC in Part IIA of Form X-17A-5 for the quarter ended December 31, 2002.

CHELA TECHNOLOGY PARTNERS, LLC

AUDITOR'S SUPPLEMENTARY REPORT
ON INTERNAL CONTROL

DECEMBER 31, 2002

DAVID M. BRICKMAN
CERTIFIED PUBLIC ACCOUNTANT

6 EAST 43RD STREET
NEW YORK, NEW YORK 10017

(212) 687-7215
FAX: (212) 370-4024

To the Members
Chela Technology Partners, LLC

In planning and performing our audit of the financial statements of Chela Technology Partners, LLC for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by rule 17a-5)g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited ma occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

New York, NY
February 27, 2003